FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2003

Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 — 2nd Street S.W.

Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐       Form 40-F   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐       No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following portions of Exhibit 1 to this report on Form 6-K are hereby incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant (Form S-8 No. 333-13956, Form S-8 No. 333-85598 and Form F-9 No. 333-98087): the section entitled “Management’s Discussion and Analysis” and the unaudited consolidated financial statements of the registrant for the three months ended March 31, 2003 (including the notes thereto).

SIGNATURES
Interim Report For The Period Ended March 31, 2003
Comfort Letter Dated May 8, 2003
Consolidated Financial Ratios

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2003

ENCANA CORPORATION (Registrant)

By:	/s/ Linda H. Mackid

Name: Linda H. Mackid Title: Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

The following items were mailed to registered shareholders and beneficial shareholders who have requested same pursuant to National Instrument 54-102 of the Canadian Securities Administrators, and was filed concurrently with each of the Toronto and New York stock exchanges, as well as the various Canadian securities commissions:

1.	Interim Report to Shareholders for the period ended March 31, 2003, including the unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis for the said period.

In addition, we attach the comfort letter of our auditors, PricewaterhouseCoopers LLP, in relation to the aforesaid documents and the Consolidated Financial Ratios, which were filed with the unaudited interim Consolidated Financial Statements. These documents have been filed with the various Canadian securities commissions:

2.	Comfort letter, dated May 8, 2003, of PricewaterhouseCoopers LLP.

3.	Consolidated Financial Ratios